FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

199 Bay Street, Suite 4000

Toronto, Ontario M5T 1R5

Item 2: Date of Material Change

August 23, 2024.

Item 3: News Release

A news release announcing the material change was issued on August 23, 2024, through the facilities of Accesswire, a copy of which has been filed under the Company's issuer profile on SEDAR + at www.sedarplus.ca.

Item 4: Summary of Material Change

Management Bonuses and Debt Settlements

On August 23, 2024, the board of directors of the Company (the "Board") authorized and approved bonuses in the amount of $450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the "Executives") pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives.

Subject to compliance with the Canadian Securities Exchange (the "CSE") policies, the Company and Executives have determined that to preserve the Company's cash, they intend to settle the Bonus Payments into Class B Shares at a deemed price of $5.44 per Class B Share (together, the "Debt Settlements"). The Common Shares would be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

The Company intends to complete the Debt Settlements in or around the first week of September 2024, and will disseminate a subsequent press release once completed.

Changes in Management

Effective August 30, 2024, Donal Carroll will assume the role of Chief Financial Officer and Nathan Coyle will assume the role of Controller. In addition, the Company has appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions for the Company.

Option Cancellation

Effective August 23, 2024, the Company cancelled an aggregate of 32,690 options ("Options") to purchase class B subordinate voting shares in the capital of the Company ("Class B Shares"), which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a "Participant").

RSU Grant

Effective August 23, 2024, the Company granted an aggregate of 32,690 restricted share units (each, an "RSU") to certain Participants pursuant to the Company's equity incentive plan (the "Equity Incentive Plan"). Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control.

Item 5.1: Full Description of Material Change

Management Bonuses and Debt Settlements

Each Debt Settlement constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61- 101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") due to the involvement of each Executive, who are officers of the Company, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of each such transaction. In its consideration and approval of the Debt Settlements, the Board determined that each Debt Settlement was exempt from formal valuation and minority approval requirements of MI 61-101. The Company intends to rely on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, in respect of the participation of the Executives in the Debt Settlements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the Executives, exceeds 25% of the Company's market capitalization (as determined under MI 61-101).

Option Cancellation

Management reviewed the Company's outstanding Options and determined that certain Options granted to such Participants under the Equity Incentive Plan, at exercise prices ranging from $84.50 to $189.15 per Class B Share, no longer represented a realistic incentive to motivate such Participants.

RSU Grant

All of the RSUs (and any Class B Shares issuable upon their settlement) are subject to a four month and one day hold period pursuant to the policies of the CSE and applicable securities laws.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board
Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

August 29, 2024.